SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 05 May 2016

BT Group plc

(Translation of registrant's name into English)

BT Group plc
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                                                                                                                May 5, 2016

BT TO INVEST BILLIONS MORE ON FIBRE, 4G AND CUSTOMER SERVICE

Ambition for ultrafast broadband to pass 12m premises by 2020
Ambition to pass 2m of those homes and businesses with FTTP
4G and superfast broadband coverage to both pass 95 per cent
New initiatives across the company to improve customer service

BT today announced a further wave of investment to help the UK remain the leading digital nation in the G201. Its Openreach and EE businesses will between them spend around six billion pounds in capital expenditure over the next three years in the first phase of a plan to extend superfast broadband and 4G coverage beyond 95 per cent of the country by 2020.

Ultrafast broadband will be deployed to a minimum of ten million homes and businesses in the same period, subject to regulatory support, with an ambition to reach twelve million. There will be an increased focus on Fibre to the Premises (FTTP) technology within this plan with the aim being to reach two million premises with the technology, mainly in new housing developments, high streets and business parks.

Customer service will be another area of focus with the company revealing a series of new initiatives to better meet the evolving needs of its customers.

BT Group Chief Executive Gavin Patterson said: "The UK is a digital leader today and it is vital that it remains one in the future. That is why we are announcing a further six billion pounds of investment in our UK networks, subject to regulatory certainty.

"Networks require money and a lot of it. Virgin and BT have both pledged to invest and we will now see if others follow our lead. Infrastructure competition is good for the UK and so is the current Openreach model whereby others can piggyback on our investment should they want to.

"G.fast is an important technology that will enable us to deploy ultrafast broadband at pace and to as many homes as possible. Customers want their broadband to be affordable as well as fast and we will be able to do that using G.fast. FTTP will also play a bigger role going forward and I believe it is particularly well suited to those businesses who may need speeds of up to 1Gbps. My ambition is to roll it out to two million premises and our trials give me confidence we will.

 "Customer expectations are increasing all the time and we need to work hard to meet those new demands. That is why contact centre work is being returned to the UK and why Openreach is aiming to halve the number of missed appointments within a year. Customers want higher standards of service and we are determined to provide them with just that."

1 By share of GDP

Better Service

The internet has become increasingly central to people's lives and BT today said it would respond with further investment in customer service across the company. A range of new initiatives were unveiled today with BT Consumer set to reduce the standard time to fix line faults by 24 hours as well as pledging to handle 90 per cent of its customers' calls in the UK by March 2017. These new commitments follow the recent announcement that EE will handle 100 per cent of its customers' calls in the UK by the end of this year.

               Openreach also gave new service commitments with CEO Clive Selley telling his communication provider customers it will deliver 'better service, broader coverage and faster speeds'. The business will hire 1,000 new engineers this year and provide further multi skill training for engineers so there is more flexibility in the work they can do for customers.

              Openreach is also aiming to halve missed appointments1 to two and a half per cent within a year with an ambition to reduce them even further after that. A case management service team is also being established to step in and resolve problems for customers who have experienced two or more missed or unsuccessful appointments. The provision of dedicated business lines known as Ethernet will also increase by 20 per cent year on year.

Broader Coverage

The UK is the leading digital economy in the G202 with the highest superfast broadband coverage and take up in the EU 'big five'3. More than ninety per cent of UK premises can access superfast broadband across all fixed networks4 and that is set to rise to 95 per cent by the end of 2017. Meanwhile, more than 15 million people are using 4G via the EE network, the highest number for any operator in Europe.

            BT's next wave of investment will help Openreach take UK superfast broadband coverage beyond 95 per cent5 and the business also stands ready to address slow speeds in the final few per cent of the country should there be regulatory support for its plans. Long Reach VDSL has been identified as a potential solution and Openreach is set to run technical trials in the coming months.

           EE meanwhile has said that it will extend its geographic 4G footprint from around 60 per cent today to 95 per cent by 2020. These parallel plans will ensure the UK is one of the best served countries in the world when it comes to superfast fixed and mobile services.

1 Attributable to itself rather than to CPs or customers.
2 By share of GDP
3 UK, Germany, France, Spain and Italy
4 Thinkbroadband data May 2016
5 Across all networks

Faster Speeds

Ultrafast broadband will be a major area of focus for Openreach which today said it has an ambition to reach twelve million premises with ultrafast services by 2020, two million more than previously announced. The business has the largest FTTP network in the UK and it has been conducting further trials of this technology to prove it can reduce the cost of deployment, improve the customer experience and make it quicker to install. The trials are going well and the business believes it may be able to pass two million premises with this technology by 2020 helping to take overall ultrafast availability to twelve million.

FTTP is likely to be deployed to hundreds of thousands of SMEs in high streets and business parks - should there be demand - providing them with a service that offers speeds of up to 1Gbps without the need for a dedicated business grade line. The updated service will be developed by Openreach in the coming months taking the views of its communication provider customers into account.

FTTP will also be deployed to consumers in new property developments with Openreach announcing it would deploy the service for free at sites where there are more than 100 homes. It may also play a role in serving apartment blocks and some rural areas where it may provide the most appropriate solution.

Whilst some consumers will receive their ultrafast broadband via FTTP, most will receive it via G.fast, a technology which transforms the speeds customers can receive over a mix of fibre and copper. Customers taking part in the trials are currently receiving speeds of up to 300Mbps and these will reach up to 500Mbps in the next few years as the technology is deployed. Laboratory tests of XG-FAST, a future variant, have also shown that speeds of more than 5Gbps are possible over short copper lines demonstrating that copper has a role to play for many years yet.

For further information

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site. You can also subscribe to receive all BT announcements here and you can follow us on Twitter here.

 About BT

BT's purpose is to use the power of communications to make a better world. It is one of the world's leading providers of communications services and solutions, serving customers in 180 countries. Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to its customers for use at home, at work and on the move; broadband, TV and internet products and services; and converged fixed-mobile products and services.  With effect from 1 April 2016, the group has been reorganised and the customer-facing lines of business are now:  Global Services, Business and Public Sector, Consumer, EE, Wholesale and Ventures, and Openreach.

For the year ended 31 March 2016, BT Group's reported revenue was £19,042m with reported profit before taxation of £3,029m.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York.

For more information, visit www.btplc.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Dan Fitz, Company Secretary
--------------------

Dan Fitz, Company Secretary.

Date 05 May 2016